Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Global Blood Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-215732, 333-210475 and 333-206329) on Form S-8 and the registration statement (No. 333-214088) on Form S-3 of Global Blood Therapeutics, Inc. and subsidiaries of our report dated March 13, 2017, with respect to the consolidated balance sheets of Global Blood Therapeutics, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of Global Blood Therapeutics, Inc. and subsidiaries.

(signed) KPMG LLP

San Francisco, California

March 13, 2017